SCHEDULE C

Transactions in Securities

Transactions by Stilwell Activist Fund, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/30/26	19,000	12.6000	$239,400.00

Transactions by Stilwell Activist Investments, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/30/26	50,000	12.6328	$631,640.00
Purchase of Common Stock	07/30/26	48,526	12.6000	$611,427.60
Purchase of Common Stock	07/30/26	1,400	12.5900	$17,626.00
Purchase of Common Stock	07/30/26	37	12.5750	$465.28
Purchase of Common Stock	07/30/26	37	12.5875	$465.74

Transactions by Stilwell Partners, L.P.

Nature of Transaction	Date	Number of Securities	Price Per Share	Total Purchase Price
Purchase of Common Stock	07/30/26	20,000	12.6328	$252,656.00